EXHIBIT 12.01

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pre-tax income from continuing operations	$1,210,213	$1,022,764	$976,782	$849,589	$563,331
Interest expense	75,294	55,896	54,322	54,201	43,724
Portion of rentals deemed to be interest	3,322	3,339	2,836	2,478	2,126

Earnings	$1,288,829	$1,081,999	$1,033,940	$906,268	$609,181

Fixed Charges:
Interest Expense	$75,294	$55,896	$54,322	$54,201	$43,724
Portion of rentals deemed to be interest	3,322	3,339	2,836	2,478	2,126

Fixed Charges	$78,616	$59,235	$57,158	$56,679	$45,850

Ratio of earnings to fixed charges	16.4	18.3	18.1	16.0	13.3